FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Cedar House
                                 41 Cedar Avenue
                                  Hamilton HMEX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|
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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein is a copy of a letter from the Company dated February 14, 2003, containing certain information relating to the Company's status as a "Passive Foreign Investment Company" for those shareholders who elect to treat the Company as a "qualifying electing fund" or "QEF" for United States income tax purposes.

ADDITIONAL INFORMATION

          BP Amoco Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.
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                                  [NATS LOGO]

                                Nordic American
                            Tanker Shipping Limited

                                   Cedar House
                                 41 Cedar Avenue
                                P.O. Box HM 1179
                             Hamilton HM EX, Bermuda

                                                               February 14, 2003

TO:  The Shareholders of Nordic
     American Tanker Shipping Limited
     That Are United States Taxpayers

          As you are aware, Nordic American Tanker Shipping Limited ("Nordic American") is a "Passive Foreign Investment Company" ("PFIC") for United States federal income tax purposes. The following is a PFIC annual information statement for the taxable year of Nordic American beginning on January 1, 2002 and ending on December 31, 2002. This statement is being provided so that you may report your pro rata share of Nordic American's income in the event that you have elected to treat Nordic American as a "qualified electing fund" ("QEF") under the applicable provisions of the United States Internal Revenue Code.

          You should keep this statement in your records but do not need to attach this statement to your IRS Form 8621, "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund". In order to assist you in completing Form 8621, the address of Nordic American is: Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda.

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                        PFIC Annual Information Statement


1. This Information Statement applies to the taxable year of Nordic American Tanker Shipping Limited ("Nordic American") beginning on January 1, 2002 and ending on December 31, 2002 (the "Taxable Year").

2. (i) Your pro rata share of the ordinary earnings of Nordic American for the Taxable Year may be determined as follows:

          (a) If you owned the same number of Nordic American shares from January 1, 2002 through December 31, 2002, multiply the number of such Nordic American shares by $0.634619.

          (b) If you did not own Nordic American shares for the entire period beginning January 1, 2002 and ending December 31, 2002, multiply the number of shares that you owned by $0.634619, divide the result by 365, and multiply by the number of days during 2002 that you held such shares.(1)

----------
(1) For example, if you acquired 100 shares on July 1, 2002 and held them throughout the remainder of 2002, your pro rata share of Nordic American's ordinary earnings would be $31.99 (i.e., 100 x $0.634619 x 184/365).

          (c) If you owned different numbers of Nordic American shares at different times during 2002, perform the calculation specified in
               (b) above separately for each lot of shares owned.

     (ii) Your pro rata share of the net capital gain of Nordic American for the Taxable Year is zero.

3. The amount of cash and the fair market value of other property distributed or deemed distributed by Nordic American during the Taxable Year is as follows:

               Cash: See note(2)

----------
(2) On February 15, 2002, Nordic American made a distribution of $0.36 per share to shareholders of record on January 25, 2002. On May 15, 2002, Nordic American made a distribution of $0.34 per share to shareholders of record on April 26, 2002. On August 15, 2002, Nordic American made a distribution of $0.33 per share to shareholders of record on July 26, 2002. On November 15, 2002, Nordic American made a distribution of $0.32 per share to shareholders of record on October 25, 2002. The total amount of the distributions exceeded the sum of Nordic American's earnings and profits for the Taxable Year and Nordic American's earnings and profits accumulated in prior years. Accordingly, 47.01% of each distribution is a dividend, and 52.99% of each distribution is a return of capital.

               Fair Market Value of Property: 0

4. Nordic American will permit you to inspect and copy Nordic American's permanent books of account, records, and such other documents as may be maintained by Nordic American to establish that Nordic American's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles and to verify these amounts and your pro rata shares thereof.

                                        NORDIC AMERICAN TANKER
                                        SHIPPING LIMITED


Date: February 14, 2003                 By: /s/ Herbjorn Hansson
                                            ------------------------------------
                                        Name:  Herbjorn Hansson
                                        Title: Chairman

THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST THOSE SHAREHOLDERS WHO HAVE MADE A QEF ELECTION WITH RESPECT TO NORDIC AMERICAN IN MAKING CERTAIN PFIC CALCULATIONS AND DOES NOT CONSTITUTE TAX ADVICE. THOSE SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THE OWNERSHIP OF COMMON SHARES ARISING IN THEIR OWN PARTICULAR SITUATIONS UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW.

01318.0002 #384989

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)

Dated: February 14, 2003                By:  /s/ Herbjorn Hansson
                                             -----------------------------------
                                             Herbjorn Hansson
                                             President and
                                             Chief Executive Officer

01318.0002 #384997